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                               HADDAN & ZEPFEL LLP
                       500 Newport Center Drive, Suite 580
                             Newport Beach, CA 92660
                              (949) 706-6000 (949)
                              706-6060 (facsimile)
                          e-mail: rjz@haddanzepfel.com

                                 March 30, 2007



Melissa Hauber
Securities and Exchange Commission
Station Place
100 F St., NE
Washington, D.C. 20549

                Re:     FRANKLIN WIRELESS CORP.
                        FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2006
                        FORM 10-QSB FOR THE QUARTER ENDED SEPTEMBER 30, 2006 FORM 10-QSB FOR THE QUARTER ENDED DECEMBER 31, 2006 (FILE NO. 1-14891)

Dear Ms. Hauber:

      This is in response to your letter of February 22, 2007 concerning the Annual Report on Form 10-KSB for the year ended June 30, 2006, the Quarterly Report on Form 10-QSB for the period of three months ended September 30, 2006, and the Quarterly Report on Form 10-QSB for the period of three months ended December 31, 2006, of Franklin Wireless Corp.

      Concurrently with this letter, we are filing amendments to each of the foregoing reports, responsive to your letter. For ease of reference, the numbers of the following paragraphs correspond to the numbers of the paragraphs of the staff's letter.

FORM 10-KSB FOR FISCAL YEAR ENDED JUNE 30, 2006

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, PAGE 10 YEAR ENDED JUNE 30, 2005 COMPARED TO YEAR ENDED JUNE 30, 2004, PAGE 14

1. The discussion under the captions "Products and Services" and "Sales and Marketing" in Item 1 explains the nature of the business, including business strategy and product offerings. A brief discussion of the business is set forth under the caption "Business Overview" in the Management's Discussion and Analysis of Financial Condition and Plan of Operation. However, that discussion has been revised to delete references to service revenues, as revenues from services are no longer a material factor in the business. The Management's Discussion and Analysis of Financial Condition and Plan of Operation has been revised to describe the changes in the Company's business strategy and products offered, including concentrating on a different technology platform. The Management's Discussion and Analysis of Financial Condition and Plan of Operation comparing 2006 to 2005 has been revised to quantify the amount of sales in Latin America, and the comparison of 2005 and 2004 has been revised to explain the nature of the decline in revenues over that period.

ITEM 8A. CONTROLS AND PROCEDURES, PAGE 17

2. We have revised Item 8A of the Form 10-KSB and both 10-QSBs to provide the information required by Item 308(c) of Regulation S-B.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2

3. The Company's independent auditors have revised their report in accordance with this comment.

CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE F-4

4. The basic and diluted earnings per share data have been rounded to the nearest cent.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-8

5. The sentence concerning services for vertical application companies (in Note
1) has been deleted.



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NOTE 9 - NOTES PAYABLE TO STOCKHOLDERS, PAGE F-12

6. Your letter asked the Company to explain why it reflected $40,000 as a use of cash in the statement of cash flows, as this transaction related to two promissory notes, totaling $40,000, being converted to Common Stock during the fiscal year ended June 30, 2006. The Company noted that the balance should be zero and the "Proceeds from issuance of common stock" should be reduced by this amount. The Statement of Cash Flows has been revised accordingly.

FORM 10-QSB FOR QUARTER ENDED DECEMBER 31, 2006

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 12

SIX MONTHS ENDED DECEMBER 31, 2006 COMPARED TO SIX MONTHS ENDED DECEMBER 31, 2005, PAGE 15

7. The Management's Discussion and Analysis of Financial Condition and Plan of Operation has been revised to clarify the nature of the sales recorded during 2005 and why no costs associated with these sales were recorded.

      This is to confirm that the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC, and that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing. Further, the Company understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                        Very truly yours,

                                        /s/ Robert J. Zepfel
                                        ------------------------------
                                        Robert J. Zepfel